FRANK J. HARITON $ ATTORNEY - AT - LAW

1065 Dobbs Ferry Road $ White Plains $ New York 10607 $ (Tel) (914) 674-4373 $ (Fax) (914) 693-2963 $ (e-mail) hariton@sprynet.com

September 14, 2012

Sonia Barros

Special Counsel

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

E C Consulting International, Inc. (the “Company” or “Issuer”)

Registration Statement Form S1/ Pre-Effective Amendment One

File No.: 333-183011

Dear Ms. Barros:

Enclosed is Pre-Effective Amendment One to the above Registration Statement. The changes are made in response to staff comments and to make appropriate updates in the unaudited interim financial statements. The paragraph numbers below correspond to the numbered comments in your comment letter dated August 24, 2012.

General

1.

Section (a) (2) of Rule 419 defines a blank check company as a “development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies…”

The Company has had a specific and defined business plan and operations since its inception in 2000. It has not generated large amounts of revenues but has consistently generated revenues using the same mode of operations for 12 years. It has had numerous periods during its 12 year history with greater revenue than it has now when it is being impacted by the various economic uncertainties impacting the European economy. Its President, Dr. Gehret, devotes all of his business efforts to the Company’s business.

The Company became incorporated in 2010. This change in legal status did not change the nature of the Company’s day-to-day operating activities. Incorporation is a legal concept that has no impact on an entity’s day-to-day operating activities. It impacts the legal protection for the entity’s owners and changes the tax structure but does not change how the business does its day-to-day business.

Neither the Company nor its President have had any conversations, discussions or negotiations in any format about any merger or acquisition involving the Company. The Company’s assets and resources are limited. However, its ongoing fixed costs are also limited which, under the worst of circumstances, gives it a reasonable chance to survive and continue its operations.

For the above reasons, it is not a blank check company.

2.

No broker or dealer will participate in this offering. No materials will be used or distributed by Dr. Gehret to any potential investor except the prospectus after the Registration Statement becomes effective.

3.

Amendment One contains unaudited financial statements as of June 30, 2012.

4.

We have updated the dates in relevant disclosures throughout the document to September 4, 2012.

5.

No graphics, maps, photographs or other artwork will be distributed with the prospectus. Nothing will be distributed to anyone until the Registration Statement, of which the prospectus is a part, becomes effective.

6.

We have disclosed that Dr. Gehret will be considered to be a statutory underwriter in the section, PLAN OF DISTRIBUTION.

Prospectus Cover Page

7.

We have indicated that the Risk Factors start on Page 9.

About E C Consulting International, Inc.

8.

The terms “accumulated deficit” and “cumulative net loss” seem to have the same meaning. The term “accumulated deficit” had been used to be consistent with the term used the Company’s Balance Sheet. However, we have changed the term in this section to “cumulative net loss.”

9.

We have indicated that “The day-to-day operations of the Company did not change as a result of the change in legal structure.” We have also added that ”This change in legal status did not change the nature of the Company’s day-to-day operating activities. Incorporation is a legal concept that has no impact on an entity’s day-to-day operating activities. It impacts the legal protection for the entity’s owners and changes the tax structure but does not change how the business does its day-to-day business.”

Risk Factors

You may not revoke your subscription agreement once it is accepted…

10.

The section in the Prospectus, The Offering, has been edited to conform with the disclosures set forth in Risk Factor #15.

Use of Proceeds

11.

We have made the requested disclosures.

Management’s Discussion and Analysis

12.

We have added a section labeled Business Plan which sets forth the reasons as to why setting forth specific milestones is not realistic in our circumstances.

Operations

13.

A list of companies served by ECC over the years is set forth in the section BUSINESS.

14.

The Company did not incur any outside legal or accounting costs during the period ended March 31, 2012.

Liquidity

15.

Exhibit 10.1 is filed with Amendment 1.

Directors, Executive Officers, Promoters and Control Persons

16.

The disclosure has been clarified to indicate that Dr. Gehret has worked with the Company and its legal predecessor entities since 2000. He has not worked with or for any other entity during that period. Mrs. Gehret has been employed by Sekundarschule Reinach since 1995 as is disclosed in the document. She has held no other jobs during the period.

17.

We have added the requested disclosure.

18.

The date has been changed to March 31, 2013.

Summary Executive Compensation

19.

We have added the requested disclosure.

Certain Relationships and Related Transactions

20.

We have added the requested disclosure.

21.

Exhibit 10.1 is filed with Amendment 1.

Signatures

22.

All corrections have been made.

Part ll. Information Not Required in Prospectus

Item 16. Exhibits

23.

An executed copy of the Articles of Incorporation has been filed as an Exhibit to this Amendment.

If you have any questions or require anything further, please feel free to call me at 914-674-4373.

Sincerely,

/s/ Frank J. Hariton

Frank J. Hariton

cc:  E C Consulting International, Inc.